UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Calais Resources Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

127907-10-3

(CUSIP Number)

James McClements
Resource Capital Fund III L.P.
1400 Sixteenth St., Suite 200
Denver, CO  80202
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127907-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA III GP L.L.C

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,515,818

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 9,515,818

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,515,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.6%

14.	Type of Reporting Person (See Instructions) OO, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,515,818

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 9,515,818

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,515,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates III L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,515,818

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 9,515,818

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,515,818

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.6%

14.	Type of Reporting Person (See Instructions) PN, HC

Item 1.	Security and Issuer

This Amendment Number 1 to the statement on Schedule 13D (the “Schedule”) originally filed on April 11, 2005, relates to the common stock, no par value (“Common Stock”), of Calais Resources Inc., a British Columbia corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is hereby amended by deleting the first paragraph thereof and substituting the following therefor:

On March 31, 2005, the Fund (i) acquired record ownership of 1.1 million shares of Common Stock, (ii) obtained the right to acquire 1.1 million Warrant Shares (as that term is defined in Item 6) and 5.9 million Option Shares (as that term is defined in Item 6) within 60 days and (iii) obtained the right to acquire voting control of the Additional Shares (as that term is defined in Item 6) within 60 days. The Fund has been informed by the Option Sellers (as that term is defined in Item 6) that there were, as of March 31, 2005, an aggregate of 1,915,818 Additional Shares. Accordingly, immediately prior to the expiration of the Katz Option Agreement (as that term is defined in Item 6), the Fund had beneficial ownership of a total of 10,015,818 shares of Common Stock.

As a result of the expiration of the Katz Option Agreement, the Fund ceased to have beneficial ownership of the 200,000 Option Shares subject to that agreement and to the 300,000 Additional Shares held by Michael Katz.  Accordingly, following the expiration of the agreement, the Fund had beneficial ownership of 9,515,818 shares of Common Stock.

According to the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended August 31, 2004, there were, as of that date, 20,143,453 shares of Common Stock issued and outstanding. Based on the foregoing, the Fund may be deemed to have sole voting and dispositive power over approximately 42.6% of the issued and outstanding Common Stock following the expiration of the Katz Option Agreement.  Because Associates is the general partner of the Fund, and RCA is general partner of Associates, both Associates and RCA may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by the Fund.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended by inserting the following immediately after the penultimate paragraph thereof:

On May 31, 2005, the Fund and three of the Option Sellers, RMS Enterprises LLC, Stephen Angelo Benaske and Matthew Witt, entered into extensions of their respective Option Agreements to extend the period in which the Fund may purchase the Option Shares held by those Option Sellers to July 15, 2005.  The Fund’s option to purchase Option Shares from the fourth Option Seller, Michael Katz, expired pursuant to the terms of the Option Agreement between the Fund and Mr. Katz (the “Katz Option Agreement”).

Item 7.	Material to Be Filed as Exhibits
See the Index of Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCA III GP L.L.C.

By:	/s/ Brian T. Dolan
	Name:	Brian T. Dolan
	Title:	Vice President

RESOURCE CAPITAL ASSOCIATES III L.P.

By:	RCA III GP L.L.C., General Partner

	By:	/s/ Brian T. Dolan
		Name:	Brian T. Dolan
		Title:	Vice President

RESOURCE CAPITAL FUND III L.P.

By:	Resource Capital Associates III L.P., General Partner

	By:	RCA III GP L.L.C., General Partner

		By:	/s/ Brian T. Dolan
		Name:	Brian T. Dolan
		Title:	Vice President

Index of Exhibits.

Exhibit 10	Extension of Option Agreement for the Purchase of Restricted Securities, dated as of March 31, 2005, by and between Matthew Witt and Resource Capital Fund III L.P.

Exhibit 11	Extension of Option Agreement for the Purchase of Restricted Securities, dated as of March 31, 2005, by and between RMS Enterprises LLC and Resource Capital Fund III L.P.

Exhibit 12	Extension of Option Agreement for the Purchase of Restricted Securities, dated as of March 31, 2005, by and between Stephen Angelo Benaske and Resource Capital Fund III L.P.